SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BOARD OF DIRECTORS’ PROPOSAL FOR ALLOCATION OF NET INCOME VERIFIED IN 2008 AND FOR PAYMENT OF INTEREST REGARDING THE INTEGRATION BETWEEN CAPITAL AND LABOR AND INCENTIVE TO PRODUCTION.

In compliance with the current legal provisions, we have come to present the following provisions to this Board, in order for them to be taken to resolution of the Annual General Meeting:

I. Allocation of Net Income: 2008 net income, which has been ascertained pursuant to the Brazilian Corporate Law in the amount of one billion, seventy-eight million, seven hundred and forty-three thousand, two hundred and ninety-two reais and thirty-three centavos (R$1,078,743,292,33) – which corresponds to three reais and ninety-four centavos (R$3.9420) for each share of paid-in capital stock. The Board of Executive Officers proposes the following appropriations:

a) Fifty-three million, nine hundred and thirty-seven thousand, one hundred and sixty-four reais and sixty-two centavos (R$53,937,164.62), equivalent to 5% of net income, for comprising the Legal Reserve, in compliance with Article 38, item II of the By-laws;

b) Two hundred and twenty-eight million reais (R$228,000,000.00) for payment of interest on own capital partially replacing the minimum mandatory dividends, pursuant to the provision in Articles 192 and 202 of Law 6,404/76; Article 9 and in its paragraph 7, of Law 9,249 as of December 26, 1995; Article 6 and in its paragraphs of the Bylaws and considering the decision already made in the 120th Board of Directors’ Annual Meeting held on March 14, 2008;

c) Thirty-three million, eight hundred and thirty-three thousand, nine hundred and ninety-one reais and eleven centavos (R$33,833,991.11), for complementing the value of the minimum mandatory dividends, pursuant to the provision in Articles 192 and 202 of Law 6,404/76; Article 9 in its paragraph 7, of Law 9,249, as of December 26, 1995; and Article 6 and its paragraphs of the Bylaws.

d) Seven hundred and sixty-two million, nine hundred and seventy-two thousand, one hundred and thirty-six reais and sixty cents (R$762,972,136.60), corresponding to the remaining 2008 net income, as Profit Retention Reserve, which guarantees the Company’s investment program.

• The profit retention reserve aims at supplying the resource investment program in the Company’s permanent assets, pursuant to Article 196 of the Brazilian Corporate Law, and it is recorded upon remaining balance retention of the net income for the year, after legal reserve, interest on own capital and dividends.

Statement of allocations proposed is as follows:

Net income for the year	1,078,743,292.33
Legal reserve (5%)	(53,937,164.62)
Interest on own capital	(228,000,000.00)
Dividends	(33,833,991.11)
Profit retention reserve for investments	(762,972,136.60)

(Cont.)

Cont. p. 02

I.1. Interest referring to the integration between Capital and Labor and Incentive to Production: Law 10,101, as of December 19, 2000, regulates employees’ profit sharing, as an instrument of integration between Capital and Labor, also an incentive to production, pursuant to Article 7, item XI of the Brazilian Federal Constitution.

In compliance with said legislation, as well as to the specific Collective Bargaining Agreement, with definitions of State Decree 978, of December 20, 2007 having been complied with, the Board of Executive Officers proposes the distribution, as profit sharing, of sixty-five million, four hundred and three thousand, five hundred and fourteen reais and three centavos (R$65,403,541.03) to be paid to employees by the Wholly-Owned Subsidiaries. Such amount is provisioned under the Accounting Statements in item Personnel Expenses, in accordance with item 26.2 of Circular Letter CVM/SNC/SEP no. 1 of February 14, 2007.

Our opinion is that the propositions above are in compliance with current legal and statutory provisions and the Company’s interests. Thus, they will be fully accepted by this Board and General Meeting.

Curitiba, March 16, 2009.

RUBENS GHILARDI	RONALD THADEU RAVEDUTTI
Chief Executive Officer	Distribution Officer

ANTONIO RYCHETA ARTEN	LUIZ ANTONIO ROSSAFA
Administrative Officer	Egineering Officer

PAULO ROBERTO TROMPCZYNSKI	RAUL MUNHOZ NETO
Chief Financial, Investors Relations and Interest Control Officer	Energy Transmission and Generation and Telecommunications Officer

ZUUDI SAKAKIHARA	MARLENE ZANNIN
General Counsel	Environmental and Corporate Citizenship Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.